Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

THE FEMALE HEALTH COMPANY

The undersigned, O.B. Parrish, certifies that he is the duly elected and acting Chairman and Chief Executive Officer of The Female Health Company, a Wisconsin corporation (the “Corporation”), and further certifies:

ARTICLE I

The name of the Corporation is The Female Health Company.

ARTICLE II

The Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation that the Amended and Restated Articles of Incorporation, as amended, be further amended to create a Series 4 Preferred Stock of the Corporation’s currently authorized Class A Convertible Preferred Stock, $0.01 par value per share. Accordingly, the Corporation’s Amended and Restated Articles of Incorporation are hereby further amended by inserting the attached Exhibit A to the end of Article V of the Amended and Restated Articles of Incorporation.

ARTICLE III

The number of authorized shares of the Class A Convertible Preferred Stock-Series 4 is 548,000.

ARTICLE IV

None of the shares of the Class A Convertible Preferred Stock-Series 4 have been issued as of the date hereof.

ARTICLE V

The foregoing amendment to the Amended and Restated Articles of Incorporation of the Corporation was adopted by the Board of Directors of the Corporation on October 28, 2016, in accordance with Section 180.1002 of the Wisconsin Statutes. Shareholder action is not required with respect to the adoption of this amendment.

ARTICLE VI

These Articles of Amendment shall become effective on October 31, 2016 at 3:00 p.m. Central Daylight Time.

Dated this 31st day of October, 2016.

THE FEMALE HEALTH COMPANY

BY	/s/ O.B. Parrish
O.B. Parrish, Chairman and Chief Executive Officer

This document was drafted by John K. Tokarz, Esq.

Please return this document to:

John K. Tokarz, Esq.

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, WI 53202

2

EXHIBIT A

STATEMENT OF THE TERMS OF THE

CLASS A PREFERRED STOCK - SERIES 4

1. Designation and Number of Shares. There shall hereby be created and established a series of Class A Convertible Preferred Stock of the Corporation designated as “Class A Convertible Preferred Stock-Series 4” (the “Series 4 Preferred Stock”). The authorized number of shares of Series 4 Preferred Stock shall be 548,000 shares. Each share of Series 4 Preferred Stock shall have a par value of $0.01.

2. Ranking. Except to the extent that the Holders of at least a majority of the outstanding shares of Series 4 Preferred Stock (the “Required Holders”) expressly consent to the creation of Parity Stock or Senior Preferred Stock, all shares of capital stock of the Corporation shall be junior in rank to all shares of Series 4 Preferred Stock with respect to preferences upon a Liquidation Event (such junior stock is referred to herein collectively as “Junior Stock”). Without limiting any other provision of this Statement of Terms, without the prior express consent of the Required Holders, voting separately as a single class, the Corporation shall not hereafter authorize or issue (i) any additional or other shares of capital stock that are of senior rank to the shares of Series 4 Preferred Stock in respect of preferences as to the distribution of assets upon a Liquidation Event (collectively, the “Senior Preferred Stock”), (ii) any additional or other shares of capital stock that are of pari passu rank to the shares of Series 4 Preferred Stock in respect of the preferences as to the distribution of assets upon a Liquidation Event (collectively, the “Parity Stock”) or (iii) any Junior Stock having a maturity date (or any other date requiring redemption or repayment of such shares of Junior Stock) that is prior to the Maturity Date.

3. Dividends. Subject to the preferences of the holders of any Senior Stock, the Corporation shall not declare, pay or set aside any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the Holders shall first receive, or simultaneously receive, a dividend on each outstanding share of Series 4 Preferred Stock in an amount equal to the product of (a) the dividend payable on each share of Common Stock and (b) the number of shares of Common Stock issuable upon conversion of a share of Series 4 Preferred Stock, in each case calculated on the record date for determination of Holders entitled to receive such dividend.

4. Conversion.

(a) Mandatory Conversion Upon Shareholder Approval. Each share of Series 4 Preferred Stock outstanding upon the occurrence of the Shareholder Approval (the “Conversion Date”), automatically shall be converted into shares of Common Stock, with each share of Series 4 Preferred Stock convertible into 40 fully paid and nonassessable shares of Common Stock (the “Conversion Ratio”), subject to adjustment as provided in Section 5.

(b) Mechanics of Conversion. The Corporation shall provide each Holder with written notice of the Conversion Date. As soon as practicable following the Conversion Date, each Holder shall surrender or cause to be surrendered to the Corporation such Holder’s certificate(s) representing the Series 4 Preferred Stock being converted (the “Preferred Stock Certificates”) (or, if such Holder alleges that such Preferred Stock Certificate(s) has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such Preferred Stock Certificate(s)). If so required by the Corporation, any Preferred Stock Certificate(s) surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the Holder or by such Holder’s attorney duly authorized in writing. All rights with respect to the Series 4 Preferred Stock converted pursuant to this Section 4, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate on the Conversion Date (notwithstanding the failure of the Holder thereof to surrender any Preferred Stock Certificate(s) at or prior to such time), except only the rights of the Holders thereof, upon surrender of any Preferred Stock Certificate(s) of such Holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4(b). As soon as practicable after the Conversion Date and, if applicable, the surrender of any Preferred Stock Certificate(s) (or lost certificate affidavit and agreement) for Series 4 Preferred Stock, the Corporation shall (a) issue and deliver to such Holder, or to such Holder’s nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4(c) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series 4 Preferred Stock converted. Such converted Series 4 Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series 4 Preferred Stock accordingly.

(c) No Fractional Shares. No fractional shares of Common Stock are to be issued upon the conversion of Series 4 Preferred Stock, but in lieu thereof the Corporation shall make a cash payment, without interest, in respect of any fractional share which would otherwise be issuable, determined by multiplying such fractional share by the Fair Market Value as of the Conversion Date; provided that in the event that sufficient funds are not legally available for such cash payment, any fractional shares of Common Stock shall be rounded up to the next whole number.

(d) Electronic Transmission. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, upon request of a Holder who shall have previously instructed such Holder’s prime broker to confirm such request to the Corporation’s transfer agent and upon the Holder’s compliance with Section 4(b), the Corporation shall use its commercially reasonable efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system.

5. Adjustments.

(a) Adjustment upon Subdivision or Combination of Common Stock. If the Corporation at any time on or after the Initial Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Ratio in effect immediately prior to such subdivision will be proportionately reduced. If the Corporation at any time on or after the Initial Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Ratio in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 5 shall become effective immediately after the effective date of such subdivision or combination.

(b) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 7, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series 4 Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 5(a) or a Fundamental Change), then, following any such reorganization, recapitalization, reclassification, consolidation, merger or share exchange, each share of Series 4 Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series 4 Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, merger or share exchange would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5(b) with respect to the rights and interests thereafter of the Holders, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Conversion Ratio) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series 4 Preferred Stock.

6. Voting Rights. Except as otherwise expressly provided in these Articles of Incorporation and except as otherwise provided by the laws of the State of Wisconsin, every Holder shall be entitled at every meeting of the shareholders to one vote for each share of Series 4 Preferred Stock standing in such Holder’s name on the books of the Corporation, subject to the right of the Board of Directors to fix a record date for the determination of shareholders entitled to notice of and to vote at such meeting and to any provision of the By-Laws of the Corporation fixing any such record date. The Holders shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and shall vote with the holders of Common Stock together as a single class upon any question affecting the management and affairs of the Corporation. Notwithstanding anything contained herein, the Corporation shall not, either directly or indirectly, by amendment, merger, consolidation or otherwise, amend, alter or repeal any provision of the Articles of Incorporation of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series 4 Preferred Stock without first obtaining the written consent or affirmative vote of the Required Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

7. Liquidation, Dissolution, Winding-Up.

(a) Liquidation Events. In the event of a Liquidation Event, each Holder of a share of Series 4 Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation legally available for distribution to its shareholders, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any shares of Junior Stock, an amount (such amount, the “Series 4 Liquidation Amount”) with respect to each share of Series 4 Preferred Stock then held by such Holder equal to the greater of (i) the Stated Value of such share of Series 4 Preferred Stock as of the date of the applicable Liquidation Event and (ii) the amount per share such Holder would receive if such Holder converted such share of Series 4 Preferred Stock into Common Stock immediately prior to such Liquidation Event, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective statement of terms (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of shares of Series 4 Preferred Stock and all holders of shares of Parity Stock. To the extent necessary, the Corporation shall cause such actions to be taken by each of its subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 7(a). All the preferential amounts to be paid to the Holders under this Section 7(a) shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 7(a) applies.

(b) Effecting a Fundamental Change.

(i) The Corporation shall not have the power to effect a Fundamental Change unless the agreement or plan of merger, consolidation or share exchange for such transaction (the “Merger Agreement”) provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 7(a).

(ii) In the event of a Fundamental Change referred to in Section 15(d)(i)[b] or 15(d)(ii), if the Corporation does not effect a dissolution of the Corporation under the WBCL within 90 days after such Fundamental Change, then [a] the Corporation shall send a written notice to the Holders no later than the 90th day after the Fundamental Change advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause [b] to require the redemption of such shares of Series 4 Preferred Stock, and [b] if the Required Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Fundamental Change, the Corporation shall use the consideration received by the Corporation for such Fundamental

Change (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Wisconsin law governing distributions to shareholders (the “Available Proceeds”), on the 150th day after such Fundamental Change, to redeem all outstanding shares of Series 4 Preferred Stock at a price per share equal to the Series 4 Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series 4 Preferred Stock, the Corporation shall ratably redeem each Holder’s shares of Series 4 Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Wisconsin law governing distributions to shareholders. The provisions of Section 7(a) shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series 4 Preferred Stock pursuant to this Section 7(b)(ii). Prior to the distribution or redemption provided for in this Section 7(b)(ii), the Corporation shall not expend or dissipate the consideration received for such Fundamental Change, except to discharge expenses incurred in connection with such Fundamental Change or in the ordinary course of business.

(c) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

8. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of an indemnification undertaking by the applicable Holder to the Corporation in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

9. Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder or the Corporation in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. This Statement of Terms shall be deemed to be jointly drafted by the Corporation and all Holders and shall not be construed against any Person as the drafter hereof.

10. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Statement of Terms must be in writing and will be deemed to have been delivered: (a) upon receipt, if delivered personally; (b) when sent, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); and (c) if sent by overnight courier service, one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Corporation:

The Female Health Company

150 North Michigan Ave., Suite 1580

Chicago, IL 60601

Facsimile: 312-595-9122

Attention: Chief Executive Officer

If to a Holder, to its address or facsimile number (as the case may be) set forth in the books and records of the Corporation, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date and recipient facsimile number or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (a), (b) or (c) above, respectively.

11. Transfer of Series 4 Preferred Stock. A Holder may transfer some or all of its shares of Series 4 Preferred Stock without the consent of the Corporation so long as such transfer complies with all applicable securities laws and any agreement to which such Holder is a party that restricts the transfer of such shares.

12. Series 4 Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders), a register for the Series 4 Preferred Stock, in which the Corporation shall record the name, address, facsimile number and e-mail address of the Persons in whose name the shares of Series 4 Preferred Stock have been issued, as well as the name and address of each transferee. The Corporation may treat the Person in whose name any Series 4 Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

13. Shareholder Matters; Amendment.

(a) Shareholder Matters. Any shareholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the WBCL, these Articles of Incorporation, this Statement of Terms or otherwise with respect to the issuance of Series 4 Preferred Stock may be effected by written consent of the Corporation’s shareholders or at a duly called meeting of the Corporation’s shareholders, all in accordance with the applicable rules and regulations of the WBCL. This provision is intended to comply with the applicable sections of the WBCL permitting shareholder action, approval and consent affected by written consent in lieu of a meeting.

(b) Amendment. This Statement of Terms or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the WBCL, of (i) the Required Holders, voting separately as a single class, and (ii) the holders of at least two-thirds of the outstanding shares of Common Stock, voting separately as a single class, along with such other shareholder approval, if any, as may then be required pursuant to the WBCL and the Articles of Incorporation.

14. Non-Redeemable; Required Redemption by the Corporation.

(a) Non-Redeemable. Except as set forth in Section 7(b) and Section 14(b), the shares of Series 4 Preferred Stock shall not be redeemable either at the Corporation’s option or at the option of any of the Holders at any time.

(b) Required Redemption by the Corporation.

(i) The Corporation shall redeem all outstanding shares of Series 4 Preferred Stock on the tenth Business Day immediately following the first to occur of (a) the Maturity Date or (ii) a Fundamental Change, as set forth in this Section 14(b) (such tenth Business Day is referred to herein as the “Required Redemption Date”), unless the Series 4 Preferred Stock has been converted into Common Stock pursuant to Section 4 prior to the Required Redemption Date. The redemption price for each share of Series A Preferred Stock shall be determined on the Required Redemption Date and shall be equal to the Stated Value thereof as of the Required Redemption Date (such price is referred to herein as the “Redemption Price”) and shall be payable in cash.

(ii) From and after the Required Redemption Date, the Holders of Series 4 Preferred Stock shall solely have the right to receive payment of the Redemption Price therefor (and shall have no rights as a Holder of shares of Series 4 Preferred Stock other than the right to receive payment of the Redemption Price) and the Redemption Price therefor shall be paid to a Holder only upon surrender by such Holder at the principal office of the Corporation of the certificates representing all of such Holder’s shares of Series 4 Preferred Stock (or, if such Holder alleges that such certificates have been lost, stolen or destroyed, a lost certificate affidavit and indemnification undertaking as contemplated by Section 8).

(iii) Notwithstanding anything to the contrary in this Section 14(b), the Corporation shall have no obligation to comply with this Section 14(b) at any time that the redemption of all shares of Series 4 Preferred Stock is prohibited by Wisconsin law governing distributions to shareholders.

15. Certain Defined Terms. For purposes of this Statement of Terms, the following terms shall have the following meanings:

(a) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(b) “Common Stock” means (i) shares of the Corporation’s common stock, $0.01 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(c) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) if the Common Stock is listed on any stock exchange, including, without limitation, NASDAQ, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Corporation deems reliable;

(ii) if the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock for the day of determination, as reported in The Wall Street Journal or such other source as the Corporation deems reliable; or

(iii) in the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Board of Directors of the Corporation.

(d) “Fundamental Change” means any of the following events:

(i) a merger, consolidation or share exchange in which [a] the Corporation is a constituent party or [b] a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation or share exchange, except any such merger, consolidation or share exchange described in clause [a] or [b] involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation or share exchange continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, consolidation or share exchange, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation; or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, consolidation or share exchange, the parent corporation of such surviving or resulting corporation; or

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation, share exchange or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(e) “Holder” means any holder of shares of Series 4 Preferred Stock.

(f) “Initial Issuance Date” means the first date of issuance of any shares of Series 4 Preferred Stock.

(g) “Liquidation Event” means (i) whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and (ii) any Fundamental Change.

(h) “Maturity Date” means the 20th anniversary of the Initial Issuance Date.

(i) “NASDAQ” means the NASDAQ Stock Market.

(j) “NASDAQ Rule” means NASDAQ Listing Rule 5635(a), as amended, and any successor thereto, or any similar rule of any other stock exchange on which the Common Stock may be listed.

(k) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(l) “Shareholder Approval” means the affirmative vote of the holders of the Corporation’s capital stock by the required vote under the WBCL and the NASDAQ Rule, as applicable, to approve (i) an amendment to these Articles of Incorporation to increase the total number of authorized shares of Common Stock to an amount equal to or greater than the sum of (A) the total number of shares of Common Stock into which the Series 4 Preferred Stock is then convertible pursuant hereto plus (B) the number of shares of Common Stock then outstanding assuming the full conversion, exercise and/or exchange of all securities or rights then convertible into, or exercisable or exchangeable for, shares of Common Stock (other than the Series 4 Preferred Stock) and (ii) the conversion of Series 4 Preferred Stock described herein pursuant to the NASDAQ Rule.

(m) “Stated Value” means $1.00 per share of Series 4 Preferred Stock, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Series 4 Preferred Stock.

(n) “WBCL” means the Wisconsin Business Corporation Law, as amended.